UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Petrobras discloses E&P teaser in the Sergipe-Alagoas Basin

Rio de Janeiro, December 2, 2019 – Petróleo Brasileiro S.A. – Petrobras announces that it has started the opportunity disclosure stage, referring to the sale of its interest in the onshore fields of Dó-Ré-Mi and Rabo Branco, belonging to the BT-SEAL-13 Concession, located in the Sergipe-Alagoas Basin.

The teaser, which contains key information about the opportunity, as well as the eligibility criteria for selection of potential participants, is available on Petrobras website: https://www.investidorpetrobras.com.br/en/results-and-notices/teasers.

The main subsequent stages of the project will be reported to the market in due course.

This announcement is in accordance with Petrobras’ disinvestment guidelines and with the provisions of the special procedure for assignment of rights on exploration, development and production of oil, natural gas and other fluid hydrocarbons, provided for in Decree 9,355/2018.

This operation is in line with the company’s portfolio optimization and improvement of capital allocation, aiming at creating value for our shareholders.

About the BT-SEAL-13 Concession

The BT-SEAL-13 Concession was acquired in the ANP’s 7th Bidding Round, in 2005. The Rabo Branco field has been producing light oil since 2012, with an average daily oil production of 161 bpd in 2018. The Dó-Ré-Mi field has two gas discovery wells, without commercial production yet. Both fields have full 3D seismic coverage.

Petrobras holds 50% of this concession in partnership with Petrogal Brasil, which is the operator and holds the remaining 50%.

Bids must be made by field, separately.

This material is being provided pursuant to Brazilian regulatory requirements, does not constitute an offering, under the U.S. securities laws, and is not a solicitation, invitation or offer to buy or sell any securities. The information on our website is not and shall not be deemed part of this report on Form 6-K.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 2, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer